Filed by Chicago Bridge & Iron Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File No.: 1-12815

The following are FAQs that were distributed by Chicago Bridge & Iron Company N.V. to certain employees on December 18, 2017.

CB&I and McDermott to Combine

Employee FAQs

Transaction Overview:

Who is McDermott, and what do they do?

McDermott is a leading provider of integrated engineering, procurement, construction and installation services for offshore and subsea field developments worldwide. McDermott delivers fixed and floating production facilities, pipelines and subsea systems from concept to commissioning to help oil companies safely produce and transport hydrocarbons. Founded in 1923, it has a reputation for innovative designs, high quality construction, global installation resources and disciplined project execution.

McDermott’s focus on offshore and subsea developments is a natural complement to CB&I’s focus on the downstream oil and gas and power industries. Our companies have complementary capabilities and customer relationships, as well as a similar geographic focus.

Why are CB&I and McDermott combining? What is the rationale for the decision?

Through this combination with McDermott, we will create a premier, vertically integrated engineering, procurement, fabrication, construction and installation provider across the energy infrastructure industry with significant scale, diversification and balanced global presence in high-growth markets.

Together, we will have a broadened reach across the entire energy industry, and a substantial competitive advantage that responds to evolving customer needs. The combined company will benefit from an enhanced financial profile primed to drive growth and achieve significant synergies, will have a stronger capital structure and is expected to generate strong free cash flow.

Why are McDermott and CB&I a good fit for a combination? What are the synergies between the two companies?

Our combined workforces will form a leading, vertically integrated onshore-offshore company, and together we will have a broadened reach across the entire energy industry, and a substantial competitive advantage. The combined company will be able to pursue large-scale projects and respond to evolving customer needs by providing them with the most complete energy infrastructure services, while offering employees continued opportunities for growth in broader areas of our industry.

Uniting our businesses and cultures will also create positive opportunities to achieve the following:

•	Provide a customer-centric, total solution

•	Collaborate on end-to-end facility solutions to maximize the value of our customers’ assets

•	Better manage risk through a focus on people, process and vertical integration

•	Have the scale to compete with global E&C contractors

•	Counter market cyclicality through more diverse upstream and downstream offerings

•	Integrate our engineering, construction and fabrication capabilities

Transaction Details

What regulatory approvals are required?

The transaction is subject to customary legal and regulatory requirements and conditions, including shareholder approval and antitrust review in the U.S. under the Hart-Scott-Rodino Act.

What is the timeline for completion of the transaction?

The transaction is expected to close in the second quarter of 2018, subject to customary legal and regulatory requirements and conditions.

Is there a plan if the transaction does not close?

We are excited about the transaction and believe our stakeholders will be as well. The transaction offers significant value to shareholders, and the combination will create significant long-term opportunities for shareholders, customers and our employees.

Integration of Companies

Who will lead the new company?

We have a best-in-class leadership team here at CB&I, and McDermott recognizes that. Our leadership team has spent a considerable amount of time with their counterparts, and there is alignment in terms of philosophies on employee engagement, empowerment and communication. Following the close of the transaction, McDermott’s President and CEO, David Dickson, will lead the combined company. Additionally, our President and CEO, Patrick K. Mullen, will stay with the company for a transition period in order to assist with the integration efforts as we work to ensure the capabilities and synergies of the combined company are maximized. Following the close of the transaction, operational leadership of the combined company will include representatives from both companies.

Does this impact the sale of CB&I’s Technology business?

As you know, in August, we had announced our intent to sell our Technology and former Engineered Products businesses to strengthen the company’s balance sheet. However, after careful consideration by our Supervisory Board and management team, we ultimately decided to pursue this alternative path for CB&I. They understand how valuable the Technology business is, and that it has the potential to be even more valuable as part of the new company.

The Technology business is a unique business that has consistently generated attractive margins with minimal capital requirements. It also provides early visibility into our customers’ capital spending plans and pull-through opportunities for the other parts of our business.

How will the company be structured once the combination is finalized?

We believe that combining the world-class expertise, capabilities and experience of McDermott and CB&I will strengthen our financial outlook and expand our business across geographies and end markets. This vertical integration will give the new company a substantial competitive advantage that responds to evolving customer needs.

The announcement is only the beginning of this process, and we are still working through several details. CB&I’s leadership is committed to sharing further information throughout this process.

What will be the name of the new company?

The announcement is only the beginning of this process, and we are still working through several details. CB&I’s leadership is committed to sharing further information throughout this process.

Current Projects and Work

How will the combination impact current and future projects?

McDermott has established industry-leading bidding and execution capabilities, ensuring optimal allocation of resources and certainty of project schedule. This creates significant opportunities for CB&I to capture additional value from market trends (e.g., next round of LNG in Qatar) across the entire value chain.

Until the transaction is completed, CB&I and McDermott will continue to operate as independent companies and it remains business as usual. Please continue to focus on your day-to-day responsibilities, while keeping in mind safety as our top priority.

Will we continue to bid work? What happens to our existing projects?

Yes, CB&I will continue to bid work and execute its existing projects.

Employment and Benefits

Will I still have a job? What is the impact to me?

This combination impacts every CB&I employee, but we believe it is the best path forward. This combination is expected to create a positive future for the company. The CB&I family is built around an extremely talented group of employees. Our partners at McDermott recognize that and they look forward to working with us in creating new opportunities for success as one company.

Many of you will have questions about your future. These are natural and understandable, and CB&I’s leadership is committed to sharing further information throughout the process. In the meantime, we should all stay focused on our work, our projects and our customers and continue providing the best service possible.

Will common functions be combined? Will there be staff reductions?

Our announcement is only the beginning of this process, and we are still working through several details. CB&I’s leadership is committed to sharing whatever information we can on the progress of the transaction. To that end, both CB&I and McDermott will be forming integration planning teams, with Jim Sabin leading the planning efforts for our company, before the close of the transaction. The CB&I family is built around an extremely talented group of employees. Our partners at McDermott recognize that and they look forward to working with us in creating new opportunities for success as one company.

What happens from now until the transaction is completed? Will my job change?

Our business will continue to operate as it always has during the transition period. We will continue to work in the normal course of business on all projects with the same current customer and vendor contacts. It is critical we remain on the path we are on and keep our company operating in the same manner we do today. We should all stay focused on our work, our projects and our customers and continue providing the best service possible.

Will my pay and benefits be the same?

The announcement is only the beginning of this process, and we are still working through several details. CB&I’s leadership is committed to sharing further information throughout this process.

Will my years of service be recognized after the close of the transaction?

Yes, service years will be recognized after the close of the transaction.

Other Information

I didn’t see my question answered. Who should I contact?

Please submit your question to integration@cbi.com. Also, please continue to check the page site on iShare for details and new announcements.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and CB&I, which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Bidco intend to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this communication, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.